UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment 2)*

Seaspan Corporation
(Name of Issuer)

Class A Common Shares, par value $0.01 per share
 (Title of Class of Securities)

Y75638109
(CUSIP Number)

Gerry Yougui Wang
c/o Gerry Wang Family Enterprises Limited
1401 Jardine House,
One Connaught Place,
Central, Hong Kong
Telephone: +852 2160 5100

With a copy to:

Paul Strecker
Shearman & Sterling
12th Floor, Gloucester Tower
15 Queen’s Road Central
Hong Kong
Telephone: +852 2978 8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y75638109	SCHEDULE 13D

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gerry Wang Family Enterprises Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 669,536 Class A Common Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 669,536 Class A Common Shares
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 669,536 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.61% of Class A Common Shares
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. Y75638109	SCHEDULE 13D

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gerry Yougui Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,852,289 Class A Common Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,852,289 Class A Common Shares
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,852,289 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.60% of Class A Common Shares
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

Item 1.           Security and Issuer.

This Amendment No. 2 to Schedule 13D amends the statement on Schedule 13D originally filed by Gerry Wang Family Enterprises Limited (“GW Family Enterprises”) and Gerry Yougui Wang (“Mr. Wang”, and together with GW Family Enterprises, the “Reporting Persons”) on May 18, 2016 and amended on April 12, 2017 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”) relating to the Class A common shares, par value $0.01 per share (the “Common Shares”), of Seaspan Corporation, a company organized under the laws of the Republic of the Marshall Islands (the “Issuer”). The principal executive offices of the Issuer are located at Unit 2, 7th Floor, Bupa Center, 141 Connaught Road West, Hong Kong, China. Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D.

Item 2.           Identity and Background.

Item 2 (b) of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

(b) The address of the principal business office of the Reporting Persons is Suite 2111, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Item 5.           Interest in Securities of the Issuer.

Item 5 (a)-(b) of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) The following table sets forth the beneficial ownership of the Issuer’s Common Shares for each of the Reporting Persons as of the date hereof.

Reporting Person	Amount beneficially owned(1)	Percentage of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
GW Family Enterprises(3)	669,536 Common Shares	0.61%(2)	669,536 Common Shares	0	669,536 Common Shares	0
Mr. Wang(4)	2,852,289 Common Shares	2.60%(2)	2,852,289 Common Shares	0	2,852,289 Common Shares	0

           (1)            Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

           (2)            Percentage of beneficial ownership of each of GW Family Enterprises and Mr. Wang is based on 109,599,195 Common Shares issued and outstanding as of April 7, 2017 as provided by the Issuer.

           (3)            669,536 Common Shares are owned directly by GW Family Enterprises.

           (4)            Includes (i) 2,182,753 Common Shares owned directly by Mr. Wang, including Common Shares issuable upon the exchange of phantom share units granted to Mr. Wang and excluding Common Shares issuable to Mr. Wang upon vesting of restricted stock units, and (ii) 669,536 Common Shares beneficially owned by Mr. Wang through GW Family Enterprises which is controlled by Mr. Wang. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Wang may be deemed to beneficially own all of the Common Shares held by GW Family Enterprises.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2017

GERRY WANG FAMILY ENTERPRISES LIMITED

By:	/s/ Gerry Yougui Wang
Name:	Gerry Yougui Wang
Title:	Authorized Person

GERRY YOUGUI WANG

By:	/s/ Gerry Yougui Wang